May 29, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.
Form 10-K for Fiscal Year Ended November 29, 2008
File No. 000-00209

Dear Mr. O’Brien:

We have received your letter dated May 8, 2009 providing comments on our Form 10-K. We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements. Due to the level of detail and the sensitive nature of the content, we have provided certain portions of our responses supplementally in certain attachments to this letter.

In connection with responding to your comments, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 29, 2008

(All response amounts in thousands)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 16

1.	We note your proposed changes to the discussion of reserves for accounts receivable and notes receivable and your assessment of these accounts in the current economic environment. In the liquidity section of your Form 10-Q for February 28, 2009, you disclose that you have had to convert trade accounts receivables to long-term interest bearing notes and expect additional conversions. Please revise future filings to discuss the nature and terms of these conversions, including how you determine when you will convert these receivables, which receivables you convert, maturity dates and interest rates of each of these notes. Further discuss in your policy note and in your liquidity section whether or not bad debt charges were recorded upon the conversion of any of these accounts receivables. It is our understanding that these receivables were converted because they were identified as uncollectible under the current terms of the trade receivable. Tell us how you considered the guidance in paragraphs 8 and 9 of SFAS 114 when determining whether or not the receivables were impaired prior to the conversion. For example, note 8 in your Form 10-Q for February 18, 2009 discusses a licensee that you acquired on December 5, 2008, which was funded through existing accounts receivables. Clarify whether or not these receivables were assessed for impairment prior to your December 5, 2008 acquisition and if so, tell us how you determined that no impairment was necessary. In your response to this letter, please provide a detailed description of proposed future disclosure.

Response:

Our licensee review committee (LRC) consists of our CEO, CFO, Senior VP of Retail, VP of Licensed Retail, and Corporate Director of Credit. The LRC meets frequently to review licensee performance, typically reviewing a wide-range of licensee related issues, including licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee’s operating history, including our cash receipts from the licensee and its sales. Should a licensee have substantial past due amounts due to us, but is otherwise considered viable and likely to continue as a going concern, the committee may decide to move all or a portion of the licensee’s past due accounts receivables to a long-term note receivable. We believe that contractually extending the time for repayment through a note allows the licensee to focus on keeping future amounts current, while continuing to meet its financial obligations to us.

Due to the nature of the licensed retail portion of our business, licensees may have both accounts and notes receivable due to us. As part of our licensee program, our licensees may obtain certain working capital loans from a third-party for which we may guarantee payment. Our quarterly process for determining our allowance for bad debts includes evaluating our exposure to a licensee for the aggregate of accounts receivable, notes receivable and guarantees for bank debt. Our quarterly process also considers other business factors such as our need to operate our factories to cover fixed overhead which may affect our decision regarding acceptable levels of exposure and/or reserves for a specific dealer. It also considers our participation with our licensees with respect to the store real estate. For example, there are several stores where we own the real estate and lease to a licensee. There are also situations where we lease a store from a third-party and subsequently sub-lease to a licensee or where we guarantee payment of all or a portion of the licensee’s rent. We emphasize that the reserve process is highly judgmental, particularly in light of the age of our licensee program, as we have only had Bassett branded retail stores for some 12 years (i.e., our licensee network has not previously experienced such a severe recessionary environment), which makes it extremely difficult to estimate reserve requirements with a high degree of precision.

As previously disclosed, we converted past due accounts receivable to two notes totaling $1,100 during Q1 2009. These notes, one for $100 and one for $1,000, were established for our New York Metro-area dealer who had become considerably past-due as his business performance had been suffering in late 2007 and into 2008. These notes were added to an existing note resulting in total note exposure of $1,324. These notes bear interest at 4.75% with monthly interest-only installments payable through December 31, 2011. Monthly principal and interest payments commence in January 2012 through December 2016. Prior to the Q1 2009 conversion, we had already established $300 of reserves against the total exposure as the overall aging deteriorated. At the time of conversion, in accordance with the provisions of SFAS 114, we evaluated expected discounted cash flows related to the notes receivable and concluded that the licensee would be able to service the current receivables, the notes and the related interest. Consequently, no additional reserves were considered necessary. However, given the uncertainty around the recessionary environment which could impact some of the assumptions contemplated in the projections, the LRC did not consider it prudent to reverse the previously established reserves for the licensee. Although we did not believe additional reserves were necessary at the time of conversion, we will continue to actively monitor the overall exposure to determine if additional reserves are necessary.

With respect to the licensee acquired on December 5, 2008, its receivables were current at the time of the acquisition. This licensee wanted to exit the license agreement in order to focus on another business. The purchase price approximated $1,100 and consisted of approximately $613 in inventory, $400 in leasehold improvements, and $70 in other fixed assets. The asset purchase was primarily funded through the conversion of existing accounts receivable of $734, the assumption of certain liabilities totaling approximately $180, with a remaining payment of approximately $169 in cash funded during the second quarter of 2009. We believe that the fair value of the assets acquired approximates the total amount of the accounts receivable converted, the liabilities assumed and the cash payment. Consequently, no bad debt charges were necessary.

Please see attachment A for our proposed disclosures.

2.	Please expand your inventory policy to discuss the nature of the inventory that had reserves recorded during each period. Quantify the amount of inventory that remains for the inventory items that have reserves allocated to them and discuss the facts and circumstances surrounding management’s determination of the amount of write downs recorded each period. Please provide a robust discussion of your inventory valuation methods and underlying assumptions. Additionally, tell us what consideration was given to disclosing your inventory reserve account activity in your Schedule II, as required in Rule 12-09 of Regulation S-X.

Response:

In considering the need to include disclosure of our excess and obsolescence reserves in Schedule II, we previously concluded that such information was not material to the understanding of the reader of our financial statements. In light of the additional disclosures contemplated in this response, we will provide this information in future Form 10-Ks.

Our updated policy note, as included in our response of May 8, 2009, is included below. Given the additional disclosures that you are recommending, we have determined that it is appropriate to move certain of these to our inventory note as detailed in footnote three of our Form 10-K, filed on February 12, 2009. Those portions that have been moved are struck through below.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined for domestically produced ~~wholesale and retail~~ furniture inventories using the last-in, first-out method (LIFO). Our LIFO reserves totaled $7,393 and $7,409 at November 29, 2008 and November 24, 2007, respectively. The cost of imported ~~wholesale and retail~~ inventories is determined on a first-in, first-out basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. ~~Our reserves for excess quantities and obsolete items totaled $3,194 and $4,103 at November 29, 2008 and November 24, 2007, respectively. Our estimates and assumptions have been reasonably accurate in the past. We have not made any significant changes to our methodology for determining inventory reserves for the last three years and do not anticipate that our methodology is reasonably likely to change in the future. A plus or minus 10% change in our inventory reserves would not have been material to our financial statements for the last three years.~~

Form 10-K filed February 12, 2009

Part II, Item 8, Note 3 Inventory

Inventories consist of the following:

	November 29, 2008	November 24, 2007
Wholesale finished goods	$30,643	$39,009
Work in process	251	247
Raw materials and supplies	7,853	7,887
Retail merchandise	14,995	14,174

Total inventories on first-in, first-out cost method	53,742	61,317
LIFO adjustment	(7,393)	(7,409)
Reserve for excess and obsolete inventory	(2,505)	(3,358)

	$43,844	$50,550

During 2007, we liquidated certain LIFO inventories, which decreased cost of sales by $3,440. We source a significant amount of our wholesale product from other countries. During 2008, we purchased $17,637 and $12,050 from two vendors, respectively, located in China.

We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at LIFO. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, we rationalize our product offerings to respond to consumer tastes and keep our product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. In determining reserves, we calculate separate reserves on our wholesale and retail inventories.

Reserves for excess quantities and obsolete inventory by segment are as follows:

	November 29, 2008	November 24, 2007
Wholesale	$2,071	$2,907
Retail	434	451

	$2,505	$3,358

Our excess and obsolete reserves for wholesale inventories decreased primarily due to decreases in the overall wholesale inventories as well as a management effort to sell off certain inventory from previously discontinued lines.

Supplemental information not to be included in the additional disclosures:

In our response to your letter dated March 18, 2009, we noted that our reserves for excess quantities and obsolete inventory totaled $3,194 and $4,103 as of November 29, 2008 and November 24, 2007, respectively. Please be advised that these are gross reserve amounts for both wholesale and retail inventories and do not contemplate the embedded profit in our retail inventories from our wholesale operation. Such amounts must be eliminated to provide a net reserve for excess quantities and obsolete inventory. The table below shows the gross inventory reserves and the related embedded profit that is eliminated during consolidation:

	November 29, 2008	November 24, 2007
Wholesale	$2,071	$2,907
Retail	1,123	1,196

Total gross reserves	3,194	4,103
Reserves eliminated in consolidation	(689)	(745)

Total net reserves	$2,505	$3,358

Liquidity and Capital Resources, page 25

3.	We note your substantial negative operating cash flows over the past several years and the most recent interim period and that these deficits have been funded by liquidation of your investment portfolio and dividends from IHFC, which no longer will be a significant source of funds. Considering your 28% decrease in first quarter 2009 sales, anticipated 2009 restructuring charges you discuss in MD&A, it appears your 2009 operating cash flow deficit will exceed last year’s deficit. Therefore, we believe your liquidity section should be revised to address the following issues in order to enhance an investor’s understanding of your ability to meet your cash requirements over the next twelve month:

•

Your accounts receivable and notes receivable balances are material to earnings, cash flow and liquidity and directly impacts your net worth covenant compliance. Please provide, in future filings, the activity in your accounts receivable and notes receivable valuation allowance accounts for each interim period presented. Refer to Rule 10-01 (a)(5) of Regulation S-X;

Response:

In future filings we will provide the activity in our accounts receivable and notes receivable valuation allowance accounts for each interim period presented. Please refer to attachment A for our proposed disclosures.

•

Your response to prior comment 5 and revised critical accounting policy for Allowance for Accounts and Notes Receivables indicates that you perform an overall aging analysis on a quarterly basis which evaluates collectibility based on financial condition, your collateral position and future plans with the licensees. Supplementally provide us with your February 28, 2009 analysis and revise future filings to discuss the results of this analysis in your liquidity section;

Response:

Please refer to attachment A for our proposed disclosures. Please refer to attachment B that is provided supplementally to the staff for our overall analysis of our allowance for doubtful accounts as of February 28, 2009.

•

You disclose in your Form 10-Q for February 28, 2009 that you expect to close ten to twelve underperforming stores. Quantify the amount of assets related to these stores including receivables, lease and loan guarantees, inventory and fixed assets. Tell us whether or not your plan to close these stores was considered in your quarterly evaluation of accounts receivable and notes receivable collectibility and your bad debt reserve at November 29, 2008 and February 28, 2009.

Response:

Please refer to attachment C for our response that is provided supplementally to the staff.

•

You discuss on page 18 that certain of your licensees are having trouble generating sufficient cash flow in their businesses. Tell us how many of your licensees are having trouble and if these licensees are included in the ten to twelve licensees that you plan to close in 2009. Quantify the amount of assets related to these stores, including receivables, lease guarantees, inventory and fixed assets. Tell us how much you would be expected to pay for guaranteed leases and loans, in the next twelve months, if any of these licensees with cash flow troubles defaulted. In Note 9 of your Form 10-Q for February 28, 2009, you disclose your contingent liabilities with respect to these loan guarantees and lease obligations. Tell us how many licensees are included in these contingent lease and loan obligations, the plans for these licensees and whether or not they are currently included in your plan to close ten to twelve underperforming stores.

Response:

Please refer to attachment D for our response that is provided supplementally to the staff.

•

Revise your liquidity section to further describe changes in your inventory and accounts receivable balances because these working capital accounts have significantly impacted your cash flows and liquidity. Revise to discuss the ratio of your inventory reserve to reserve for each period presented and the reasons for year over year changes. Further explain why your receivable balance increased during the first quarter of 2009, when sales were down.

Response:

Please see attachment A for our proposed disclosures.

•

We note that you did not pass your covenants on the revolving credit facility at November 29, 2008, and your liquidity discussion in your first quarter 2009 Form 10-Q indicates it is probable your tangible net worth will decline below the required amount of $118,000. Please tell us how you determined long term classification of this debt was appropriate and how you considered the guidance in SFAS 78 and EITF 86-30.

Response:

As disclosed, our net worth covenant requires us to maintain at least $118,000 in net worth as of the quarterly testing dates. Based on projections prepared at the end of 2008, we believed that there would not be a violation of the net worth covenant during fiscal 2009.

However, the results of the first quarter of 2009 were significantly worse than anticipated coupled with the continued negative performance of the financial markets. At February 28, 2009, we were in compliance with those provisions and had $120,946 in tangible net worth. However, based on the current pace of business, we believed that it was probable that we would not be in compliance with the covenant at one of the testing points during 2009. These facts most closely matched those of scenario two in EITF 86-30, where we were in compliance at the balance sheet but it was probable non-compliance would happen within the next 12 months, and the guidance in SFAS 78, which call for non-current classification of debt in those situations.

Definitive Proxy Statement Filed March 23, 2009

Compensation Discussion and Analysis, page 10

Elements of our Executive Compensation Program, page 11

Annual Performance Bonuses, page 12

4.	We note the following disclosures on page 12:

•

“For fiscal 2008, no performance bonus awards were granted to three of our named executives, as discussed further below. The remaining two named executives were granted awards that were based entirely on the operating incomes of the respective divisions for which they are responsible.”

•	“No performance-based cash bonuses were paid to our executive officers for fiscal 2008 because the threshold performance targets were not met.”

Please reconcile these apparently inconsistent statements. In addition, based on the information in the summary compensation table on page 15, it appears only Mr. Camp received a cash bonus for FY2008.

Response:

Performance-based bonus awards were granted to two named executives only (those being Messrs. Bassett and Jordan), as stated in the CD&A on page 12 and also shown in the Grants of Plan-Based Awards table on page 16. As further stated in the CD&A on page 12, the threshold performance targets under those awards were not met, thus resulting in no payout under either of the performance-based awards. The absence of any payout under these awards is also disclosed in footnote 1 to the Grants of Plan-Based Awards table and in the Discussion for Summary Compensation Table and Grants of Plan-Based Awards on page 16. Therefore, we believe that our disclosures referenced in your comment #4 are accurate and consistent.

You are correct that Mr. Camp is the only named executive who received a cash bonus for FY2008. As disclosed in the CD&A on the top of page 13 and in the Discussion for Summary Compensation Table and Grants of Plan-Based Awards on page 16, Mr. Camp’s bonus was discretionary based on individual achievement and was not made pursuant to a company performance-based award. Therefore, the bonus payment appears in the “Bonus” column of the Summary Compensation Table and does not appear in the Grants of Plan-Based Awards table.

Compensation Discussion and Analysis, page 10

Elements of our Executive Compensation Program, page 11

Annual Performance Bonuses, page 12

5.	Please provide us with the vesting information required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response:

With the exception of the 75,000 unexercisable options held by Mr. Camp, all of the unexercisable options shown in the table are parts of grants that were made on October 17, 2007 that vest ratably over three years from the date of grant (consistent with the vesting period discussion on page 13 of the proxy statement under “Equity Incentive Compensation”). Thus, the remaining unexercisable components of these grants will vest in equal amounts on October 17, 2009 and October 17, 2010. The 75,000 unexercisable options held by Mr. Camp were part of a 150,000 share option grant made on July 10, 2006 which had a four-year ratable vesting schedule. Thus the remaining 75,000 options will vest ratably on July 10, 2009 and July 10, 2010. In the future, we will include the vesting schedules of the unvested options in a footnote to the “Outstanding Equity Awards at Fiscal Year-End” table.

**********

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely,

J. Michael Daniel Corporate Controller and Interim CFO Attachments

ATTACHMENT A

Form 10-Q filed April 9, 2009

Part I, Item 2, MD&A - Liquidity and Capital Resources

Receivables and Inventory

Cash collections on our accounts and notes receivable have a significant impact on our overall liquidity. We used $5,056 of cash in operating activities during the first quarter of 2009 due to the continued difficult environment at retail resulting in lower cash collections on accounts receivable as well as increased cash requirements to fund the January new product rollout.

These slow cash collections have resulted in increasing accounts and notes receivable, deteriorating accounts receivable aging, and a corresponding increase to our allowance for doubtful accounts. In response to slow collections, certain of our licensees have been placed on a temporary “cash before delivery” program for current orders that is designed to prevent any additional increase in the accounts receivable exposure. We expect the rate of cash collections to increase when the recessionary environment begins to subside such that our total receivables will begin to decrease. The following table reflects our accounts receivable and notes receivable and related bad debt reserves:

	February 28, 2009	November 29, 2008
Gross accounts receivable	$49,466	$47,229
Gross notes receivable	21,856	20,855
Allowance for doubtful accounts	(16,150)	(14,600)

Net accounts and notes receivable	$55,172	$53,484

Our accounts receivable aging is as follows:

	February 28, 2009	November 29, 2008
Current	43.9%	50.8%
0 to 90 days past due	35.7%	34.5%
Greater than 90 days past due	20.4%	14.7%

	100.0%	100.0%

Our accounts and notes receivable reserve activity for the quarter ended February 28, 2009 is as follows:

	Accounts Receivable	Notes Receivable	Total
Beginning balance	$11,350	$3,250	$14,600
Expensed	2,001	1,321	3,322
Write-offs	(1,772)	—	(1,772)

Ending balance	$11,579	$4,571	$16,150

Our licensee review committee (LRC) consists of our CEO, CFO, Senior VP of Retail, VP of Licensed Retail, and Corporate Director of Credit. The LRC meets frequently to review licensee performance, typically reviewing a wide-range of licensee related issues, including licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee’s operating history, including our cash receipts from the licensee and its sales. Should a licensee have substantial past due amounts due to us, but is otherwise considered viable and likely to continue as a going concern, the committee may decide to move all or a portion of the licensee’s past due accounts receivables to a note receivable. We believe that the note receivable allows the licensee to focus on keeping current and future amounts current, while all the while meeting its financial obligations to us. Although not quantifiable at this point, we expect additional conversions of accounts receivable to long-term notes over the remainder of the year.

As part of the improvement plans with one of our licensees, a large multi-store operator, we converted $1,100 of trade accounts receivable to 4.75% long-term interest bearing notes during the quarter ended February 28, 2009. This note requires interest only payments through 2011 and interest and principal payments through its maturity on December 31, 2016.

Our investment in inventory affects our liquidity in several different ways. Firstly, cash paid for raw materials, labor, and factory overhead for the manufacture or assembly of our domestic inventories is typically paid out well in advance of receiving cash from the sale of these inventories. Payments for our imported inventories are funded much further in advance of receiving cash from the sale of these inventories as compared to our domestically manufactured or assembled inventories. The length of our import supply chain necessitates complex forecasting of future demand levels and is highly judgmental. In economic downturns, the speed at which we can respond to decreasing demand is slowed, as we may have imported inventory in shipment or being manufactured at any given time. In addition, we may also have inventory commitments under purchase orders that have not begun the manufacturing process. Consequently, as inventories build temporarily during downturns or as we near new product roll-outs, our liquidity is reduced as we have more cash invested in our products. Secondly, the availability under our revolving credit facility is impacted by changes in our inventory balances. As we manage our inventory levels, it is possible that they could decrease enough to reduce our availability under our revolving credit facility from the $45 million stated limit. Lastly, if we fail to respond to changes in consumer tastes quickly enough, inventories may build and decrease our liquidity.

Our inventories consist of the following:

	February 28, 2009	November 29, 2008
Wholesale finished goods	$28,365	$30,643
Work in process	214	251
Raw materials and supplies	7,710	7,853
Retail merchandise	17,082	14,995

Total inventories on first-in, first-out cost method	53,371	53,742
LIFO adjustment	(7,509)	(7,393)
Reserve for excess and obsolete inventory	(2,458)	(2,505)

	$43,404	$43,844

We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at LIFO. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, we rationalize our product offerings to respond to consumer tastes and keep our product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. In determining reserves, we calculate separate reserves on our wholesale and retail inventories.

Reserves for excess quantities and obsolete inventory by segment are as follows:

	February 28, 2009	November 29, 2008
Wholesale	$1,905	$2,071
Retail	553	434

	$2,458	$2,505

Our estimates and assumptions have been reasonably accurate in the past. We have not made any significant changes to our methodology for determining inventory reserves for the last three years and do not anticipate that our methodology is reasonably likely to change in the future. A plus or minus 10% change in our inventory reserves would not have been material to our financial statements for the last three years.

Note: Attachments B, C, & D have been provided to the US Securities & Exchange Commission supplementally.